Robert A. Schwartz 732.448.2548 rschwartz@windelsmarx.com	120 Albany Street Plaza, | New Brunswick, NJ 08901 T. 732.846.7600 | F. 732.846.8877

February 1, 2013

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:	ConnectOne Bancorp, Inc.

Pre-Effective Amendment No. 1 to

Registration Statement on Form S-1

CIK No. 0001462694

Gentlemen:

Transmitted along with this cover letter is Pre-effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 of ConnectOne Bancorp, Inc., formerly known as North Jersey Community Bancorp, Inc. We have filed the Amendment to, among other things, address the comments contained in the January 18, 2013 letter from Michael R. Clampitt, Senior Staff Attorney. Set forth below is our response to each of the comments contained in Mr. Clampitt’s letter.

General

1.	Please revise the headings to the financial statements to identify them as those of the registrant (i.e., ConnectOne Bancorp, Inc. (f/n/a North Jersey Community Bancorp)). Alternatively, revise the index to the financial statements to disclose why the financial statements are not those of ConnectOne Bancorp, Inc.

We have made revised the headings to the financial statements in accordance with your request.

2.	Regarding the restatement of diluted EPS for the nine months ended September 30, 2012, please revise the financial statements and throughout the document to mark the columnar information for that period as restated. We do not believe that parenthetically marking the diluted EPS line item as restated is sufficient.

Securities and Exchange Commission

February 1, 2013

The Company has revised the document and financial statements to mark the columnar information for the nine month period ended September 30, 2012 as restated with respect to the restatement of diluted EPS for the nine months as follows:

i.	In the selected financial data, the column with respect to the consolidated statements of income for the nine months ended September 30, 2012 has been marked as restated, beginning on page 8.

ii.	A new subsection heading entitled “Restatement” in the “Recent Developments” section has been added on page 12.

iii.	The Consolidated Statements of Income contained in the financial statements has been marked as “Restated” on Page F-4.

Risk Factors, page 14

3.	Revise to add a brief discussion in this section that describes the restatement and the weakness in your internal controls described on page 12.

The Company has added an appropriate risk factor, as set forth on page 19.

Security Ownership of Certain Beneficial Owners and Management, page 64

4.	Please update the disclosure in this section to be current as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

The Company has updated the information presented in the beneficial ownership table to be as of January 28, 2013.

Very truly yours,

/s/ Robert A. Schwartz

Robert A. Schwartz

RAS:gtk